Mail Stop 4561

December 29, 2009

William D. Green, CEO
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re:** **Accenture plc**
> **Form 10-K for Fiscal Year Ended August 31, 2009**
> **Filed October 19, 2009**
> **File No. 001-34448**
>
> **Accenture SCA**
> **Form 10-K for Fiscal Year Ended August 31, 2009**
> **Filed October 19, 2009**
> **File No. 000-49713**

Dear Mr. Green:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accenture plc Form 10-K for Fiscal Year Ended August 31, 2009

Cover Page

1. We note that the file number listed on the cover page does not match your file number on EDGAR. Please advise.

<u>Item 1. Business, page 1</u>

<u>Organizational Structure, page 15</u>

2.   Future filings should include a detailed explanation of the business and economic
        purposes for your corporate structure, the division of the economic rights and
        governance powers among the various equity classes, and the structure's effect on
        investors. This disclosure should address, without limitation, the following items.
        Explain the economic rights of Accenture plc that are conferred by its ownership of
        Accenture SCA Class II and Class III shares. Disclose the percentage participatory
        interest held by the different classes of Accenture SCA shares and describe the effect
        on the percentage participation of Accenture SCA shareholders if the exchangeable
        shares of Accenture Holdings Canada are exchanged; if such exchange would not
        have a material impact on the equity ownership positions, so state. Explain the
        economic purpose of the relationship between the classes of equity of Accenture plc
        and Accenture SCA, including, but not limited to, why a redemption of the Accenture
        SCA Class II and Class III shares is required if Accenture plc declares a dividend.
        Describe the business purpose for the Accenture plc Class X shares.

<u>Item 11. Executive Compensation, page 66 (Incorporated by Reference From Proxy
Statement Filed December 21, 2009)</u>

<u>Compensation of Executive Officers and Directors, page 42</u>

<u>Compensation Discussion and Analysis, page 42</u>

3.   In future filings, throughout your compensation discussion and analysis, and as to
        each compensation element, you should provide a clear discussion of how you arrived
        at and why you paid each particular level and form of compensation to each named
        executive officer. Provide more analysis of how the application of the corporate
        financial goals, the level of achievement of individual performance objectives, and
        benchmarking resulted in the actual payout amounts and forms of compensation
        awarded. This should include, without limitation, an explanation of the impact that
        your determination of a corporate performance rating of "high meets" had on
        compensation for your named executive officers, and a discussion of how each named
        executive officer performed against their individual objectives and the resulting
        impact on their compensation.

<u>Performance Metrics Used in Evaluations, page 50</u>

4.   We note that you have not disclosed your annual fiscal-year performance targets.
        Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the
        specific items of performance that are taken into consideration in setting
        compensation policies and making compensation decisions and how specific forms of
        compensation are structured and implemented to reflect these performance items.

Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. If you are relying on Instruction 4, please tell us how you considered discussing the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction.

Notes to Consolidated Financial Statements, page F-9

Note 12. Share-Based Compensation, page F-33

5.   Please tell us why you no longer disclose the significant assumptions used to estimate the fair value of your share based compensation awards. In this regard, we note that you previously provided this information in your fiscal 2008 Form 10-K. We refer you to the disclosures required by paragraph A240(e)(2) of SFAS 123(R). As part of your response, tell us how you considered including share-based compensation as a critical accounting policy in your MD&A. Please note that this comment also applies to Note 11 in Accenture SCA's annual report on Form 10-K.

Exhibits 31.1 and 31.2

6.   We note that you have modified the language in paragraph 4(d) of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 33-8124. Please confirm that you will conform your disclosures in future filings to the exact language of provided in Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to the certifications filed with Accenture SCA's annual report on Form 10-K, and the quarterly reports on Form 10-Q for the quarter ended November 30, 2009 filed by both Accenture plc and Accenture SCA.

Accenture SCA Form 10-K for Fiscal Year Ended August 31, 2009

Part III, page 55

7.   We note that you have incorporated Part III by reference from Accenture plc's proxy statement and annual report on Form 10-K, and that you have not filed the pertinent pages from these documents as exhibits. Please tell us how you considered Instruction G(3) to Form 10-K and Exchange Act Rule 12b-23(a)(3). We also note that the cover page of your annual report on Form 10-K does not indicate that you are incorporating by reference from Accenture plc's annual report on Form 10-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428, or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief

cc: Via Facsimile (312) 652-0160
        Richard D. Buchband, Esq.